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SEC Mail Processing Section
AUG 29 2019
Washington DC
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SEC FILE NUMBER
8-49409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11477 Olde Cabin Rd. STE 310
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Huang 314.828.2111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL B. KNESE
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 17662900
Commission Expires January 25, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vestech Securities Inc.

2019
FINANCIAL STATEMENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vestech Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Vestech Securities, Inc., as of June 30, 2019. In my opinion, the statement of financial condition presents fairly, in all material aspects, the financial position of Vestech Securities, Inc. as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of Vestech Securities, Inc.'s management. My responsibility is to express an opinion on Vestech Securities, Inc.'s statement of financial condition based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Vestech Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
August 23, 2019

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019

ASSETS

ASSETS		
Cash		$ 97,203
Deposit with clearing organization		50,000
Advisory fees and commissions receivable		10,738
TOTAL CURRENT ASSETS	$	157,941
PROPERTY AND EQUIPMENT		
Furniture and equipment		15,091
Less: Accumulated depreciation		14,366
TOTAL PROPERTY AND EQUIPMENT, net	$	725
OTHER ASSETS		
Right of use lease		31,371
Security deposit		2,000
Prepaid Rent		6,169
TOTAL OTHER ASSETS	$	39,540
TOTAL ASSETS		**$ 198,206**

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued salaries and commisions payable		$ 26,937
Accounts payable		20,262
Deferred rent		7,242
Lease liability		31,371
TOTAL LIABILITIES	$	85,812
STOCKHOLDER'S EQUITY		
Common stock (100,000 shares authorized, 1,251 shares issued and 251 outstanding)		$ 35,000
Paid-in capital		61,002
Retained Earnings		16,392
TOTAL STOCKHOLDER'S EQUITY	$	112,394
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 198,206**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Vestech Securities
inc.

August 21, 2019

Vestech Securities, Inc.
SEC Filing #8-49409
Firm ID# 41409
For the Year ended June 30, 2019

RE: Exemption Report for the 2019FY

EXEMPTION REPORT

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, John Huang, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Vestech Securities, Inc.:

1. Vestech Securities, Inc. claimed an exemption from SEC Rule 15c3-3 under provisions 15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year. Vestech Securities, Inc.; 1) effectuates all financial transactions with its customers through a Special Account for the Exclusive Benefit of Customers and; 2) is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealers, and promptly transmits all customer funds and securities to the clearing broker or dealers which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of§ 240.17a-3 and 240.17a-4, as are customarily made and kept by clearing broker or dealers and;

2. Vestech Securities, Inc. met the above exemption provisions under SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii) throughout the fiscal year without exception.

Sincerely,

John Huang, President
Vestech Securities, Inc.